Exhibit 10.5
AMENDED AND RESTATED LICENSE AGREEMENT
THIS AGREEMENT is made this 23rd day of February, 2006, but effective only upon the Effective Date as set forth below, by and between the Arizona Science & Technology Enterprises, LLC, an Arizona limited liability company dba Arizona Technology Enterprises, LLC (“AzTE”) having its principal place of business at 699 South Mill Avenue, Tempe, Arizona 85281 and OrthoLogic Corp., a Delaware corporation and assignee of AzERx (“Licensee”), having its principal place of business at 1275 West Washington Street, Tempe, Arizona 85281.
This Agreement shall become effective immediately, and without further action by either party upon (i) the assignment by AzERx, Inc. (“AzERx”) of its rights under the License Agreement (as defined below) or the Option Agreement (as defined below) upon the closing of the Transaction (as defined below), (ii) payment by AzERx to AzTE of the amounts set forth in Exhibit C to the Side Letter Agreement of even date herewith, and (iii) issuance of the Shares (as defined in the Side Letter Agreement) by Licensee to AzTE and the delivery of the Put Option Agreement (as defined in the Side Letter Agreement), each as set forth in the Side Letter Agreement, whereupon the License Agreement will be automatically amended and restated as set forth herein. In the event that the closing of the Transaction does not occur on or before March 6, 2006, this Agreement shall be null and void and of no further effect.
RECITALS
A.	Arizona State University (“ASU”) is the owner of the Licensed Subject Matter (as defined below).

B.	AzTE is the exclusive intellectual property management company for ASU and the exclusive master licensee of all current and future Licensed Subject Matter pursuant to a license agreement between ASU and AzTE dated November 1, 2003, with full power and authority to sublicense and otherwise grants rights to third parties in the Licensed Subject Matter.

C.	AzERx and AzTE are parties to that certain Option Agreement dated March 25, 2004, as amended (the “Option Agreement”) pursuant to which AzERx has rights to that certain License Agreement (the “License Agreement”) contemplated thereby. Licensee and AzERx are currently negotiating a possible purchase by Licensee of all or substantially all of the assets of AzERx pursuant to that certain Asset Purchase Agreement dated as of the date hereof (the “Transaction”). In connection with Transaction, AzERx will assign to Licensee its rights to the License Agreement. However, Licensee has required as a condition to entering into the Transaction that AzTE enter into this amended and restated License Agreement upon the closing of the Transaction.

D.	This Agreement and the grant of the license described herein are subject to the terms of the Bayh-Dole Act, 35 U.S.C. Sections 200-212.
          NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, the parties agree as follows:
AGREEMENT
1.	DEFINITIONS
1.1	“Affiliate” of a party shall mean any corporation or other entity which controls, is controlled by or is under common control with such party. For purposes of this definition, “control” shall mean beneficial ownership (direct or indirect) of at least a majority of the outstanding stock or other voting rights entitled to elect directors (or in the case of an entity that is not a corporation the election or appointment of the corresponding managing authority); provided, however, that in any country where the local law shall not permit foreign equity participation of at least a majority, then an “Affiliate” of Licensee shall include any company in which the Licensee shall own or control, directly or indirectly, the maximum percentage of such outstanding stock or voting rights permitted by local law and otherwise exercises control over the management of such company. With respect to ASU and AzTE, “Affiliate” shall also include AzTE, ASU and professors, employees, contractors and agents of ASU .

1.2	“Founders” shall mean the following ASU employees, who are the founders and shareholders of AzERx: Coleen Brophy and Alyssa Panitch.

1.3	“Improvements” shall mean any and all improvements, alterations, updates, modifications and enhancements to the Licensed Patents that are developed by Founders in their own respective laboratories, solely, or jointly with Licensee or other third-parties (including Sublicensees), or their respective employees, contractors, Affiliates or agents, or any other party utilizing ASU facilities or ASU resources. Improvements shall also include any such improvements, alterations, updates, modifications and enhancements to Licensed Patents that are produced by Licensee, any Sublicensee, or their respective employees, contractors, agents or Affiliates; provided, however, that Improvements shall not include improvements, alterations, updates, modifications or enhancements that are both (1) produced independently by Licensee (without inventive contribution of ASU or its employees, contractors, Affiliates or agents or through the use of any ASU resources or facilities) and (2) are not based on any Confidential Information in the Licensed Subject Matter. Further, Improvements shall not include rights to improvements, alterations, updates, modifications or enhancements derived from research funded from third party government or industry sponsors, granting agencies, or any third party research partners, which are granted to such parties in connection with such funding.

1.4	[INTENTIONALLY OMITTED.]

1.5	“Know-How” shall mean all unpatented or unpatentable technical data, information, materials and technical expertise that relates to the Licensed Patents and Improvements for use in the Licensed Field of Use, that are developed by the Founders (and persons working under their direct supervision) in the Founders’ respective laboratories, including without limitation, chemical and physical data and techniques, regulatory plans, clinical data, medical uses, product forms, formulations, recorded notes, studies, ideas, inventions and specifications, which are not generally known, in which AzTE or ASU has an ownership or licensable interest during the Term. “Know-How” shall not include any of such technical data, information, materials or technical expertise that (i) is or becomes in the public domain or (ii) is produced independently by Licensee (without inventive contribution of ASU or its employees, contractors, Affiliates or agents or through the use of any ASU resources or facilities) and is not based on any Confidential Information in the Licensed Subject Matter.

1.6	“Licensed Field of Use” shall mean all fields of use and applications of the Licensed Subject Matter.

1.7	“Licensed Patents” shall mean any and all of ASU’s rights in the United States or other international or foreign patents or patent applications, provisional, non-provisional, and continuing applications thereof that are listed on Schedule 1 hereto, including any U.S., international or foreign patents or the equivalent thereof issuing thereon or any addition, division, continuation, continuation-in-part, substitution, renewal, reissue, re-examination or extension thereof. With respect to ASU’s rights in patents and patent applications that will be and have been developed under the Research Collaboration Agreement between ASU and Prolexys Pharmaceuticals, Inc., a Delaware corporation dated February 20, 2004 (the “Prolexys Research Agreement”), the Licensed Patents shall include ASU’s rights (and only to the extent of such rights) under such patents and patent applications solely in the areas of: (a) small molecule memetics of HSP20; and (b) new proteins and peptides developed from existing Licensed Patents; provided, however, the rights of ASU (if any) are subject to any rights granted to Prolexys under the Prolexys Research Agreement, a correct and complete copy of which has been provided to Licensee by AzTE.

Nothing contained in this Agreement shall be construed as giving Licensee any rights to any consideration ASU is permitted to receive other than such rights to patents and patent applications under the Prolexys Research Agreement. Licensed Patents shall not include any intellectual property not specifically set forth herein.

1.8	“Licensed Products” shall mean, with respect to Net Sales in a country, any method, system, material, composition, item, compound, device or embodiment, product, or part thereof, which is part of, or embodied in, the Licensed Subject Matter, and for which at the time of the occurrence of the relevant Net Sales in such country, the manufacture, use or sale is covered in whole or in part by any Valid Claim contained in the Licensed Patents under a patent issued by such country. “Licensed Products” shall include any services offered using any of the foregoing.

1.9	“Licensed Subject Matter” shall mean all of ASU’s rights to the Licensed Patents, Know-How and Improvements.

1.10	“Net Sales” means the total of the gross revenue recorded by the Licensee, its Affiliates, or any Sublicensee, from the import, sale, license, use, distribution, leasing or other disposition, transfer, for Licensed Products to third parties (including Affiliates), provided that Net Sales shall not include (i) reasonable and customary trade, cash or quantity discounts or rebates actually allowed; (ii) credits and rebates for damaged, rejected, or returned Licensed Products provided that such Licensed Product was sold not more than twelve (12) months prior to the date of such return, customary prepaid freight and insurance charges, and customs duties, tariffs, sales, use, privilege, excise and other similar use or sales taxes or other governmental charges actually paid in connection with sales or other dispositions of Licensed Products (but excluding what are commonly known as income taxes). Any adjustment to Net Sales resulting from returns of Licensed Products sold shall only be applied as an adjustment to Net Sales in succeeding periods. For transactions in Licensed Products between Licensee and an Affiliate or Sublicensee of Licensee for the sole purpose of resale to customers, royalties shall be based on Net Sales by the Affiliate or Sublicensee to its own customers.

1.11	“Option” shall mean the option granted by AzTE to AzERx pursuant to that Option Agreement between AzTE and AzERx dated March 25, 2004.

1.12	“Sublicensee” shall mean any person or entity that has a valid sublicense to any portion of the Licensed Subject Matter pursuant to a sublicense from Licensee after compliance with the provisions of Section 3 below. “Sublicensee” shall not include contractors who are licensed by Licensee solely to develop or manufacture Licensed Products on Licensee’s behalf.

1.13	“Territory” shall mean the world.

1.14	“Term” shall mean that period beginning on the Effective Date and expiring upon the expiration of the obligation of Licensee to pay royalties under this Agreement.

1.15	“VA” shall mean the United States Department of Veterans Affairs.

1.16	“VA Agreement” shall mean that certain Cooperative Technology Administration Agreement between ASU and VA dated November 18, 2003, a correct and complete copy of which has been provided to Licensee by AzTE.

1.17	“Valid Claim” shall mean a claim in any filed patent application or any issued and unexpired patent, which shall not have been withdrawn, cancelled or disclaimed, nor held invalid by a court of competent jurisdiction in an unapealled or unappealable decision (after all such statute limitations for such appeal have run) in the country where the product or process was made, used or sold by licensee, its Affiliates or Sublicensees.

2.	GRANT
2.1	Subject to the terms and conditions of this Agreement, AzTE hereby grants to Licensee during the Term, a royalty-bearing, exclusive license, including the right to sublicense, under the Licensed Subject Matter (under the conditions described below), to develop, have developed, make, have made, use, offer for sale, sell, have sold, import, export and otherwise commercialize Licensed Products throughout the Territory solely in the Licensed Field of Use; provided, however, the rights to Know-How shall be exclusive only to the extent necessary to exercise Licensees rights under the Licensed Patents and Improvements.

2.2	AzTE expressly reserves the right for ASU to use the Licensed Subject Matter solely for noncommercial purposes such as for educational, teaching and research purposes. Further, AzTE and ASU shall have the right to make the Licensed Subject Matter available to other scientific institutions and researchers solely for non-commercial scientific and research purposes.

2.3	The grant of license set forth above is subject to any interest in the Licensed Subject Matter retained by the United States or state government granting agencies.
3.	AFFILIATES; SUBLICENSES
3.1	Affiliates shall be deemed to be licensees under this Agreement provided that such Affiliates first consent in writing to be bound by the applicable terms of this Agreement to the same extent as Licensee and such consent has been delivered to AzTE. Each sublicense agreement shall contain confidentiality and non-use provisions no less burdensome than set forth in Section 7 herein and shall further require Sublicensees to maintain books and records consistent with the provisions of Section 9.5. Licensee shall provide AzTE with a copy of all documentation granting any such rights within 10 business days of the date such documentation is executed and delivered.

3.2	Upon termination of this Agreement for any reason, AzTE, at its reasonable discretion, may determine whether any or all sublicenses granted to Sublicensees shall be cancelled or assigned to AzTE.
4.	EQUITY GRANT AND RELATED RIGHTS

[INTENTIONALLY OMITTED.]

5.	PAYMENTS AND ROYALTIES
5.1	AzERx has previously paid or agreed to pay to AzTE an initial non-refundable license fee of One Hundred Six Thousand One Hundred Twenty-Nine and 11/100 Dollars ($106,129.11), payable on the effective date hereof.

5.2	In further consideration for the rights, privileges and licenses granted by AzTE hereunder, Licensee shall pay AzTE royalties until the last expiration date of a Licensed Patent in the amount of 3% of Net Sales by Licensee, Sublicensees, or any Affiliates of Licensed Products (regardless of how many Licensed Patents are used in the Licensed Products), and 5% of any other consideration received by Licensee, Sublicensees and any Affiliates in connection with the grant of sublicense rights to Licensed Subject Matter (e.g., license issue fees, milestones, exclusivity fees, etc.) but excluding (i) royalty payments received (which shall be governed by the previous clause) by Licensee or (ii) payments received that are not received primarily for rights to the Licensed Subject or Licensed Products such as consideration received in connection with a sale of all or substantially all of the stock or assets of Licensee, until the expiration of the Term. It is understood and agreed by the parties that the payment of royalties pursuant to this Section 5.2 shall be made only on the first Net Sale of a Licensed Product by Licensee, a Subsidiary or a Sublicensee, and that subsequent Sales of the same Licensed Product or Licensed Process for which royalties have been accrued pursuant to this Section 5.2 shall not be subject to any additional accrual of royalties (for example, and for illustration purposes only, if a royalty accrues due to a Sale by Licensee of a Licensed Product to a Sublicensee or a pharmaceutical distributor, a subsequent Sale by such Sublicensee or such pharmaceutical distributor shall not generate a royalty payable to AzTE).

5.3	Beginning on the date Licensee or any Sublicensee first records any revenue for Net Sales of Licensed Products for commercial use (“First Sale”), Licensee shall pay to AzTE until the last expiration date of a Licensed Patent a minimum annual royalty (the “Minimum Annual Royalty”), in the amounts set forth below, for the twelve-month period beginning on the date of First Sale and each succeeding twelve-month period during the Term (each, a “Minimum Royalty Year”). The Minimum Annual Royalty shall be paid to AzTE in two (2) equal installments, in arrears, semi-annually, on or before 30 days after each June 30 or December 31 semi-annual period; provided, that the first such installment shall be made within 30 days after the First Sale. The Minimum Annual Royalty shall be credited against all amounts payable under Section 5.2 hereto in the Minimum Royalty Year to which the installment of Minimum Annual Royalty relates. Licensee shall pay the Minimum Annual Royalty under this Agreement regardless of whether or not Licensee’s Net Sales for the relevant Minimum Royalty Year achieve an aggregate level sufficient to result in earned royalties equal to the Minimum Annual Royalty. The Minimum Annual Royalty amounts shall be as follows:

First Minimum Royalty Year	$25,000
Second Minimum Royalty Year	$50,000
Third Minimum Royalty Year	$75,000
Each Minimum Royalty Year Thereafter	$100,000
5.4	The Licensee shall be responsible for payment of all bank transfer charges, taxes, duties and other charges imposed by any taxing authority (other than AzTE’s income taxes) in connection with payments of royalties from Licensee to AzTE. All amounts payable to AzTE under this Agreement shall be grossed up for all required applicable withholdings related to such charges, taxes or duties.

5.5	Amounts payable under Section 5 hereof shall be paid, semi-annually in arrears, to AzTE within thirty (30) days after the semi-annual period in which such amounts are due, except as otherwise expressly provided herein. All payments will be paid to AzTE in U.S. dollars by check or wire transfer of immediately available funds, as directed by AzTE in writing.
6.	PATENT EXPENSES AND PATENT PROSECUTION AND MAINTENANCE
6.1	Subject to the requirements, limitations and conditions set forth in this Agreement, AzTE shall direct, with the agreement of Licensee which shall not be unreasonably withheld or delayed, after consultation with Licensee and through counsel of Licensee’s choosing: (i) the preparation, filing, and prosecution of the United States and foreign patent applications within Licensed Subject Matter (including any interferences and foreign oppositions) and (ii) the maintenance and enforcement of the patents issuing therefrom. AzTE shall implement all reasonable requests made by Licensee with regard to the preparation, filing, prosecution and/or maintenance of the patent applications and/or patents within Licensed Subject Matter. AzTE and Licensee shall cooperate in good faith to determine the content and claims made with respect to such filings. Patent counsel shall be directed to provide both AzTE and Licensee copies of all relevant documentation sufficiently in advance of such filings so both parties have a reasonably sufficient amount of time to provide comments on such proposed filings and to otherwise be informed and apprised of the continuing prosecution and other status of all Licensed Patents. All legal fees and out-of-pocket expenses associated with the filing, prosecution and maintenance of Licensed Patents shall be paid by Licensee directly to such patent counsel when due.

6.2	All Licensed Patents shall be held in the name of ASU or AzTE, as determined by AzTE.

6.3	If either party receives notice or information pertaining to the actual or potential infringement of Licensed Patents, that party shall notify the other party promptly, but not later than thirty (30) days after receipt of such notice or information.

6.4	Licensee shall have the continuing responsibility to notify AzTE if Licensee is not a small entity under the provisions of 15 USC Section 632 as applied in 35 USC Section 41(h).

6.5	Promptly after the Effective Date and from time to time during the Term of this Agreement, Licensee, and its Affiliates shall disclose to AzTE all inventions, technical data, information, and materials relating to the Licensed Subject Matter that could reasonably be considered Improvements and (ii) to the extent that AzTE or ASU has the legal right to do so, AzTE shall disclose to Licensee all Know-How and Improvements that is known by AzTE or ASU and with respect to which AzTE or ASU has an ownership or licensable interest. For purposes of the foregoing provisions, information known or available to Founders shall be deemed to have satisfied any disclosure obligations of AzTE or ASU.
7.	CONFIDENTIALITY
7.1	Each party undertakes during the Term of this Agreement, and for a period of seven (7) years following the termination of this Agreement, to hold in confidence and not to use or disclose to any third party, or to use for any purpose other than pursuant to this Agreement, the Know-How or other confidential information or materials (the “Confidential Information”) received from the other party. Information which is communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within a reasonable time after the initial disclosure. Licensee shall require any Sublicensee to assume the same obligation in any sublicenses. The obligation under this Section 7.1 shall not apply to information which:
is known to the receiving party or any of its Sublicensees prior to its receipt by the receiving party, and can be so proven by written records; or

is received at any time by the receiving party or its Sublicensees in good faith from a third party lawfully in possession of it and having the right to disclose the same, and can be so proven by written records; or

7.1.3	is as of the date of receipt by the receiving party in the public domain or subsequently enters the public domain other than by reason of acts or omissions of the employees or agents of the receiving party or its sub-licensees which acts or omissions have not been consented to by the other party, and can be so proven by written records; or

7.1.4	is independently developed by or on behalf of the receiving party without resort to the other party’s Confidential Information as can be shown by reasonable documentary evidence.
7.2	AzTE and Licensee may also disclose Confidential Information to the extent required by applicable law, provided that the party required to make such disclosure cooperates with the other party’s efforts to limit such disclosure and promptly notifies such other party upon receipt of any order or request for such disclosure.

7.3	Notwithstanding the provisions of Section 7.1, each of the parties, ASU and their respective Affiliates reserve the right to publish (and teach) information of scientific importance. Each of Licensee and AzTE shall, and shall cause its Affiliates to, provide the other party with an advance copy of any proposed publication or other written disclosure with respect to Licensed Subject Matter (“Publication”) and the receiving party shall have ninety (90) days within which to recommend any changes it reasonably believes are necessary to preserve patent rights or Know-How belonging in whole or in part to Licensee or ASU or their respective Affiliates and the disclosing party shall cause the incorporation of such recommended changes not to be unreasonably refused. Further, if the receiving party informs the disclosing party, within ninety (90) days of receipt of an advance copy of a proposed Publication, that such Publication in the receiving party’s reasonable judgment could be expected to have a material adverse effect on any patent rights or Know-How belonging in whole or in part to Licensee or ASU, or their respective Affiliates, the disclosing party shall cause such Publication to be delayed for such period of time as shall be reasonably required to avoid such adverse effect. In the case of inventions, the delay shall be sufficiently long (but in not in excess of six (6) months) to permit the timely preparation and filing of patent application(s) or a certification of invention with respect to the information involved. Notwithstanding anything to the contrary in this Section 7.3, neither AzTE or ASU shall have any responsibility or obligation related to any Publication by any Founder.

7.4	Any press release or other public announcement regarding the transactions contemplated by this Agreement shall be mutually agreed by the parties unless AzTE or ASU reasonably determine such disclosure is necessary to satisfy any disclosure duties related to ASU being a public institution; provided, however, that prior to any such disclosure, AzTE shall first consult with Licensee to ensure that any such disclosure does not violate any strategic, securities or other legal requirements applicable to Licensee. AzTE and ASU shall further be entitled to publish the existence of this Agreement on their websites and as otherwise required by law without consent of Licensee, provided, however, that prior to such disclosure AzTE shall first consult with Licensee to ensure that any such disclosure does not violate any strategic, securities or other legal requirements applicable to Licensee. Licensee shall be entitled to publish the existence of this Agreement on its website and in business plans, financing and marketing materials and otherwise as required by law without consent of AzTE.
8.	DUE DILIGENCE AND MARKETING OBLIGATIONS
8.1	Licensee, upon execution of this Agreement, shall use commercially reasonable efforts to proceed with the development, regulatory approval, manufacture and sale of Licensed Products, and shall use commercially reasonable efforts to market the same throughout the Territory. Licensee shall not use the name AzTE, ASU or that of an Affiliate of either of them without AzTE’s prior written consent. AzTE shall have the right to terminate this Agreement, or at its option, to convert any exclusive license granted hereunder to a non-exclusive license, in the event that Licensee has not filed an Investigational New Drug Application, or foreign equivalent, for HSP20 within thirty (30) months from the Effective Date. Notwithstanding the foregoing, if such milestone has not been met on the date specified due to a clinical failure or FDA delay that the parties reasonably mutually agree is curable within a reasonable period of time, and if Licensee can demonstrate that Licensee has used its best diligent efforts to meet the milestone, but the failure to meet the milestone was outside the control of Licensee, the parties shall agree in writing to extend the applicable milestone period for an amount of time necessary to account for such failure or delay.

8.2	Licensee shall in the performance of any investigation, testing and solicitation of government approvals pertaining to the use of the Licensed Subject Matter, exercise at least the same degree of diligence which any reasonable and prudent, similarly-situated discovery company exercises in the investigation, testing, and solicitation of government approvals for an invention of similar class or utility invented by employees of and owned by the discovery company.

9.	REPORTS
9.1	Within ninety (90) days after the end of each calendar quarter after the Effective Date, Licensee shall submit to AzTE a progress report covering Licensee’s activities related to the testing and development of all Licensed Products and the obtaining of any governmental approvals necessary for marketing. The progress reports submitted under this Section 9.1 shall include, but not be limited to, the following topics:
•	summary of work completed

•	key scientific discoveries

•	summary of work in progress

•	current schedule of anticipated events or milestones

•	market plans for introduction of Licensed Products, and

•	a summary of resources (dollar value) spent in the reporting period.
9.2	The information described in Section 9.1 shall be provided to AzTE in a form reasonably determined by AzTE from time-to-time, and shall constitute Confidential Information.

9.3	The Licensee shall report to AzTE the date of first commercial sale or service offering of a Licensed Product in each country.

9.4	With each payment pursuant to Section 5 hereunder during the Term of this Agreement (including the last day of any such calendar quarter following the expiration date of this Agreement), Licensee shall provide AzTE with a report detailing: (i) all royalties and other revenue owed to AzTE hereunder with an itemization of the source of such revenue (e.g., whether due to sales of products (including model numbers), services, receipts from Sublicensees, etc.), (ii) gross and Net Sales on all Licensed Products sold, and (iii) other information reasonably requested by AzTE. If no payment is due for any period, Licensee shall so report.

9.5	Licensee shall keep, and it shall require its Sublicensees to keep, accurate records in sufficient detail as requested by AzTE from time-to-time, including reporting of sales and all appropriate deductions claimed, to enable the payments due under Section 5 to be determined. Upon the request of AzTE, Licensee and its Sublicensees shall permit an independent certified public accountant selected by AzTE to have access, not more than once in any twelve-month period, during regular business hours and upon reasonable notice to Licensee, to inspect and copy those records of Licensee and its Sublicensees as may be necessary or desirable to verify the accuracy of the reports given pursuant to this Agreement. Should the audit reveal an underpayment discrepancy of 5% or more between the payment reported and the payment actually due to AzTE, Licensee shall pay the reasonable fees and expenses incurred in conducting the audit; otherwise AzTE shall pay the fees and expenses incurred in conducting the audit and inspection. Underpayment discrepancies shall be paid promptly by Licensee to AzTE and overpayment discrepancies shall be credited to Licensee’s account in connection with the next subsequent payment of royalties.
10.	WARRANTY AND INDEMNIFICATION
10.1	Licensee represents and warrants that the Founders have duly and validly assigned all of their respective right, title and interest in the Licensed Patents to ASU and/or VA. AzTE warrants and represents that ASU is the owner of the Licensed Patents, subject to the rights of Prolexys under the Prolexys Research Agreement, any interests or encumbrances created by the Founders, any interests of the United States Veteran’s Administration, and the possible government interest described above. Subject to the foregoing, AzTE warrants and represents that it has the full right and power, to grant the licenses hereunder. NEITHER AZTE, ASU NOR ITS REGENTS, FELLOWS, OFFICERS, EMPLOYEES OR AGENTS (COLLECTIVELY FOR THE PURPOSES OF THIS SECTION 10, “ASU”), MAKE ANY OTHER REPRESENTATION OR

WARRANTY, EXPRESSED OR IMPLIED, REGARDING THE LICENSED SUBJECT MATTER OR THE USE THEREOF, AND ALL SUCH PARTIES SPECIFICALLY DISCLAIM ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY SUBJECT MATTER HEREUNDER OR USE THEREOF, AND NO SUCH PARTY ASSUMES ANY RESPONSIBILITIES WHATSOEVER WITH RESPECT TO THE DESIGN, DEVELOPMENT, MANUFACTURE, USE, SALE OR OTHER DISPOSITION BY LICENSEE, AFFILIATES, OR SUBLICENSEES OF LICENSED PRODUCTS.

10.2	Neither AzTE nor ASU shall have any liability or obligation in respect of any infringement of any patent or other right of third parties due to Licensee’s, or its Affiliate’s or Sublicensee’s activities under the license granted. LICENSEE, AFFILIATES AND SUBLICENSEES ASSUME THE ENTIRE RISK AS TO PERFORMANCE OR DISPOSITION OF LICENSED PRODUCTS OR USE OF THE LICENSED SUBJECT MATTER. In no event shall AzTE or ASU be responsible or liable for any direct, indirect, special, incidental, or consequential damages or lost profits or other economic loss or damage with respect to Licensed Products regardless of the legal theory. The limitations on liability contained in this Article apply even though AzTE or ASU may have been advised of the possibility of such damage.

10.3	Licensee hereby agrees to indemnify, defend, save and hold AzTE, its directors, officers, employees, and agents, ASU, the ASU Foundation, and their respective regents, directors, officers, employees and agents, and the State of Arizona, harmless from and against any third party claims, demands, or actions alleging or seeking recovery or other relief for any liability, cost, fee, expense, loss, or damage arising or resulting from the use of Licensed Subject Matter or Licensed Products by Licensee, its customers or end-users or its Sublicensees or their customers or end-users, however the same may arise. Licensee shall not, and shall require that its Affiliates and Sublicensees not, make any statements, representations or warranties whatsoever to any person or entity, or accept any liabilities or responsibilities whatsoever from any person or entity that, as to AzTE or ASU, are inconsistent with any disclaimer or limitation included in this Section 10.
11.	OWNERSHIP AND PATENT ENFORCEMENT
11.1	ASU owns and shall own any and all right, title and interest in and to the Licensed Subject Matter and all Know-How regardless of whether developed prior to, or after the Effective Date. Licensee shall, and shall cause each of its employees and agents to, take all actions and to execute, acknowledge, and deliver all instruments or agreements reasonably requested by AzTE, at AzTE’s expense, and necessary for the perfection, maintenance, enforcement or defense of the rights of AzTE or ASU with respect to the Licensed Subject Matter or Know-How.

11.2	Licensee shall have the option to enforce rights of AzTE and Licensee to the Licensed Subject Matter against potential and actual infringers, and to defend against allegations of infringement, at its expense. AzTE shall permit, if legally necessary, the use of its name and shall execute any documents and do any acts as may be reasonably necessary for the purpose of taking such action, at Licensee’s expense. Licensee shall keep AzTE informed of the progress of the action, and AzTE shall be entitled to engage separate counsel at its own expense and AzTE may join any action by Licensee at its own expense. If Licensee recovers damages in any patent action, proceeding or litigation (or settlement thereof), the award shall be applied first to satisfy Licensee’s unreimbursed reasonable out-of-pocket legal expenses related to the litigation next to reimburse AzTE for its reasonable out-of-pocket legal expenses related to the litigation, and then the remaining recovery shall be split five percent (5%) to AzTE and ninety-five percent (95%) to Licensee. AzTE shall have the right to approve any such settlements, which shall not be unreasonably withheld or delayed. In the event Licensee does not provide timely notice to AzTE of its intent to enforce the rights described above, AzTE shall have the option to enforce rights of AzTE and Licensee to the Licensed Subject Matter against potential and actual infringers, and to defend against allegations of infringement, at its expense. Licensee shall permit, if legally necessary, the use of its name and shall execute any documents and do any acts as may be reasonably necessary for the purpose of taking such action, at AzTE’s expense. AzTE shall keep Licensee informed of the progress of the action, and Licensee shall be entitled to engage separate counsel at its own expense and Licensee may join any action by AzTE at its own expense. If AzTE recovers damages in any patent action, proceeding or litigation (or settlement thereof), the award shall be applied first to satisfy AzTE’s unreimbursed reasonable out-of-pocket legal expenses related to the litigation next to reimburse Licensee for its reasonable out-of-pocket legal expenses related to the litigation, and then the remaining recovery shall be split five percent (5%) to Licensee and ninety-five percent (95%) to AzTE.

11.3	Any infringement suit which either party may institute to enforce the Licensed Patents pursuant to this Agreement, or in a suit for patent infringement which is brought by a third party against AzTE or Licensee, which either party or both parties are required or elect to defend, the other party hereto shall, at the request and the expense of the party initiating such suit (or if any such party is defending such suit at the expense of the Licensee), cooperate in all reasonable respects and, to the extent reasonably possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

11.4	AzTE shall use commercially reasonable efforts to advise Licensee of the grant, lapse, revocation, surrender, invalidation or abandonment of any of the Licensed Patents; provided, however, that the failure to provide such notice shall not constitute a breach of this Agreement unless Licensee can demonstrate that Licensee was materially prejudiced thereby.
12.	COMMUNICATION

Any payment, notice, or other communication required or permitted to be made or given to either party pursuant to this Agreement shall be sufficiently made or given on the date of mailing if sent to the party by mail, postage prepaid (followed up by fax), addressed to it at its address set forth or to such other address as it shall be designated by written notice to the other party as follows:
In the case of AzTE:
Arizona Technology Enterprises
P.O. Box 873511
Tempe, Arizona 85287-3511
Attn: Peter Slate, Chief Executive Officer
Fax: 480-965-0421
With a copy to:
Rogers & Theobald LLP
2425 East Camelback Road
Suite 850
Phoenix, Arizona 85016
Attn: Michael Hool, Esq.
Fax: 602-852-5570
In the case of Licensee:
OrthoLogic Corp.
1275 West Washington Street
Tempe, Arizona 85281
Attn: James M. Pusey, M.D.
President and Chief Executive Officer
Fax: (602) 470-7080

With a copy to:
Quarles & Brady Streich Lang LLP
Two North Central Avenue
Phoenix, Arizona 85004-2391
Attn: Steven P. Emerick, Esq.
Fax: (602) 417-2980
13.	ASSIGNMENTS

Except as set forth below and with respect to sublicenses granted in accordance with Section 3, this Agreement (or any rights, interests, or obligations set forth hereunder) shall not be assignable by either party (or transferred by operation of law) without the prior written consent of the other party, which will not be unreasonably conditioned, withheld, or delayed. Notwithstanding the foregoing, the parties agree that at any time, (i) AzTE may assign its rights and obligations to a successor intellectual property management company for ASU or to ASU; and (ii) either party may assign this Agreement without consent in connection with any merger, consolidation or sale of assets constituting a transfer of all or substantially all of Licensee’s business. In the case of any assignment not requiring AzTE’s consent as set forth above, the effectiveness of the assignment shall be conditioned on Licensee providing written notice of such proposed assignment to AzTE prior to the assignment.

14.	[INTENTIONALLY DELETED.]

15.	PATENT MARKING

Licensee, Affiliates, and Sublicensees shall mark all packaging and documentation for Licensed Products, and when possible the Licensed Product itself, with permanent and legible designation of the number of applicable Licensed Patents in accordance with each country’s applicable patent laws.

16.	TERMINATION
16.1	Failure by AzTE or Licensee to comply with any of the material terms contained in this Agreement shall entitle the other party to give to such defaulting party written notice requiring it to cure the default. If the default is not cured within ninety (90) days after the receipt of the notice of such default, the notifying party shall be entitled (without prejudice to any of its other rights conferred on it by this Agreement of such notice) to terminate this Agreement by giving notice to take effect immediately upon receipt by the party in default; provided, however, that if the default is by reason of non-payment of amounts due, such non-payment shall constitute a default without further notice if not paid within thirty (30) days of notice of such non-payment, The right of either party to terminate this Agreement shall not be affected in any way by its waiver of, or failure to take action with respect to, any previous default

16.2	Either party shall be entitled to terminate this Agreement immediately upon written notice to the other party if (i) the other party shall voluntarily or involuntarily go into liquidation or bankruptcy, takes steps or prepare for such liquidation or bankruptcy, makes an assignment for the benefit of creditors, or have a receiver or a trustee appointed for its properties, in each case where such proceedings are not dismissed or revoked within 60 days, (ii) the other party is unable to pay its debts when due or ceases to continue material business operations, or (iii) if the other party otherwise unwinds or dissolves its business.

16.3	Any party is entitled to terminate this Agreement by providing thirty (30) days prior written notice if an uncured breach of this Agreement due to a Force Majeure Event (as defined in Section 19 below) has been in existence for more than one hundred eighty (180) days.

16.4	Licensee is entitled to terminate this Agreement by providing at least sixty (60) days’ prior written notice if Licensee determines that further development of Licensed Products is no longer in Licensee’s interests. AzTE is entitled to terminate this Agreement in the circumstances set forth in Section 3.4.5.3 of the VA Agreement if Licensee cannot reasonably satisfy the requirements set forth therein within one hundred eighty (180) days after written notice thereof. This Agreement shall terminate automatically in the circumstances set forth in Sections 3.4.5.4 and 3.4.5.5 of the VA Agreement.

16.5	If not sooner terminated as provided or permitted herein or extended by mutual agreement in writing, this Agreement shall automatically terminate upon expiration of the Term.

16.6	Upon termination of this Agreement for whatever reason, Licensee shall immediately deliver or cause to be delivered to AzTE copies of all patent applications, test results and protocols, procedures, investigator rosters and instructions, and any other document relevant to the procurement of patent protection or government approval for Licensed Subject Matter and shall do whatever is necessary to provide AzTE or AzTE’s designee full unconditional, and unrestricted access to all and use of such data including any related open investigational drug application file.
17.	RIGHTS AND OBLIGATIONS FOLLOWING TERMINATION
17.1	Termination of this Agreement, by expiration or otherwise for any reason, shall be without prejudice to the following provisions, which shall expressly survive any termination of this Agreement:
AzTE’s right to receive all payments and royalties accrued and unpaid on the effective date of the termination; and

the rights and obligations provided for in Sections 4 (Equity Grant and Related Rights), 7 (Confidentiality), 10 (Warranty and Indemnification) and Section 23 (Miscellaneous);
17.2	Following any termination of this Agreement, by expiration or otherwise (other than termination by AzTE pursuant to Section 16.1 hereof), Licensee and its Sublicensees, may offer for sale, sell, have sold, import and export for a twelve (12) month period after termination in accordance with the terms of this Agreement, any Licensed Product which was in process of manufacture or finished on the Effective Date of the termination, but, with respect to these sales, Licensee shall continue to be bound by all of its obligations under this Agreement, including the obligation to render quarterly reports covering sales in accordance with the provision of Section 9 and the obligation to pay royalties at the rates set forth in Section 5.
18.	INSURANCE

Licensee agrees to maintain the following minimum insurance coverages during the term of this Agreement:
18.1	Commercial general liability insurance, with a broad form general liability endorsement, with contractual liability included, against claims for bodily injury, death or property damage in connection with its operations contemplated by this Agreement, to afford protection in the amount of not less than $1,000,000, combined single limit per occurrence, and general aggregate minimum limits of $2,000,000. If such coverage is on a “claims made” basis rather than an “occurrence” basis, Licensee shall continue coverage, whether by tail coverage or otherwise, for a period of not less than two years following expiration of this Agreement.

18.2	Business automobile liability with a minimum combined single limit of $1,000,000 per occurrence including coverage for owned, if any, non-owned and hired vehicles; Worker’s Compensation insurance in forms and amounts required by law; and Employer’s liability insurance at: $500,000 each accident, $500,000 each employee/disease, $1,000,000 policy limit/disease.

18.3	The coverage will not be invalidated due to any act or omission on the part of AzTE, ASU, the ASU Foundation or the State of Arizona, or its board, officers, employees or agents. Licensee will provide certificates of insurance showing required coverages to:
Risk Management
Arizona State University
P. O. Box 875505
Tempe, AZ 85287-5505
18.4	Licensee’s coverage obligation shall include, without limitation, the acts and omissions of Licensee and its directors, officers, employees and agents and:
The insurance policy must require the insurer to notify AzTE in writing at least thirty (30) days prior to any cancellation, alteration or nonrenewal.
If the Licensee fails to carry and maintain the required insurance or to deliver certificates of insurance, then Licensee will be in default under this Agreement.
Upon request by AzTE, the Licensee will provide AzTE with copies of all insurance policies and endorsements.
All insurance required hereby shall be affected under policies issued by responsible insurers authorized to do business within the State of Arizona. All insurers must posses a current A.M. Best, Inc. rating of a least A VII.
18.5	Licensee shall procure such other policies of insurance from time to time as is reasonably requested by AzTE (such as Directors’ & Officers’ Insurance, Products Liability Insurances, and Errors & Omissions Insurance).

18.6	With respect to foregoing policies, AzTE, ASU, the ASU Foundation and the State of Arizona shall be named insured under such third party liability policies.
19.	FORCE MAJEURE

The parties shall not be liable for failure or delay upon fulfillment of all or part of this Agreement (other than for payments due hereunder), directly owing to acts of Nature, Governmental orders or restriction, war, warlike condition, revolution, riot, looting, terrorism, fire, or flood (each, a “Force Majeure Event”).
20.	LATE PAYMENTS

In the event royalty payments, re-billings or other amounts are not received by AzTE when due, the Licensee shall pay to AzTE interest charges at a rate of ten percent (10%) per annum. Interest shall be calculated from the date payment was due until the date payment was actually received by AzTE.

21.	FOREIGN GOVERNMENT APPROVAL OR REGISTRATION

If the law of any nation requires that this Agreement or any associated transaction be either approved or registered with any governmental agency, the Licensee shall assume all legal obligations and costs to do so.

22.	EXPORT CONTROL LAWS

The Licensee shall observe all applicable United States and foreign laws with respect to the transfer of Licensed Products and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations.

23.	MISCELLANEOUS
23.1	No amendment or modification of this Agreement or waiver of any right hereunder shall be valid or binding upon the parties unless made in writing and signed by each party. This Agreement embodies the entire understanding of the parties and shall supersede all previous communications, representations, or undertakings, whether verbal or written, between the parties relating to its subject matter.

23.2	Licensee shall have no right to use the name or other designation of the Arizona Board of Regents or Arizona State University in connection with any sale or promotion of Licensed Products without the express written consent of the Arizona Board of Regents or AzTE respectively, which shall not be unreasonably withheld. Licensee shall be entitled to identify the source, but not the content, of the Licensed Subject Matter in a factual manner.

23.3	If any provision of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired; provided that the essential benefits to the parties hereunder remain intact.

23.4	To the extent required by applicable United States laws, if at all, Licensee agrees that Licensed Products will be manufactured in the United States, or its territories, subject to such waivers as may be required, or obtained, if at all, from the United States Department of Health and Human Services, or its designee or such other authorized U.S. agency or instrumentality.

23.5	The headings of the sections are inserted for convenience of reference only, and are not intended to influence the interpretation of this Agreement. All recitals, exhibits and schedules are incorporated by reference into the body of this Agreement.

23.6	ASU is a public institution and only those obligations imposed upon ASU and AzTE which can be lawfully undertaken by the Board of Regents in accordance with its legislative charter shall be enforceable. To the best knowledge of AzTE, there are no provisions of this Agreement which are unenforceable by virtue of the foregoing restriction.

23.7	If ASU’s or AzTE’s performance of an obligation under this Agreement depends upon the appropriation of funds by the Arizona Legislature and if the Legislature fails to appropriate the necessary funds (an “Unappropriated Obligation”), then upon thirty (30) days prior written notice, either Licensee or AzTE may cancel this Agreement, unless within such thirty (30) day period, Licensee waives in writing the Unappropriated Obligation. Cancellation will not terminate any obligation based on events occurring prior to cancellation, although until the Legislature appropriates funds, AzTE may not be able to pay the obligation. Appropriation is a legislative act and is beyond the control of AzTE.

23.8	Licensee agrees that the employees, consultants, and agents of Licensee will not for any purpose be considered employees, consultants, or agents of AzTE or ASU and that Licensee assumes full responsibility for the actions of such parties while performing services under this Agreement, and shall be solely responsible for their supervision, daily direction and control, payment of salary (including withholding income taxes and social security), worker’s compensation and disability benefits. AzTE agrees that the employees, consultants, and agents of AzTE and ASU will not for any purpose be considered employees, consultants, or agents of Licensee and that AzTE and ASU assume full responsibility for the actions of such parties while performing services under this Agreement, and shall be solely responsible for their supervision, daily direction and control, payment of salary (including withholding income taxes and social security), worker’s compensation and disability benefits.

23.9	The parties agree to comply with all applicable state and federal laws, rules, regulations and executive orders governing equal employment opportunity, immigration, nondiscrimination,

including the Americans with Disabilities Act, and affirmative action. Licensee certifies that it is in good standing to do business with the federal government regarding debarment, suspension, proposed debarment or other matters rendering organizations ineligible to do such business. This Agreement is subject to all applicable Arizona Board of Regents (ABOR) policies in effect on the Effective Date.

23.10	Any disputes under or relating to this Agreement between AzTE and the Licensee would best be, and therefore shall be, resolved pursuant to the dispute resolution procedure set forth in Schedule 2 hereto subject to ABOR policies. Notwithstanding the foregoing, nothing herein shall prohibit or limit either party’s right to injunctive relief in connection with this Agreement or any dispute arising in connection with the relationship contemplated hereby.

23.11	No waiver by either party to this Agreement of any breach or default of any of the covenants or agreements set forth in this Agreement shall be deemed a waiver as to any subsequent and/or similar breach or default.

23.12	If it becomes necessary for either party to undertake legal action against the other because of a failure of performance due under the terms of this Agreement, then the prevailing party shall be entitled to reasonable attorney’s fees in addition to costs and necessary disbursements.

23.13	SUBJECT TO THE DISPUTE RESOLUTION PROVISIONS HEREIN, THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS AND WITHIN THE JURISDICTION OF THE STATE OF ARIZONA, without regard to conflicts of laws principles and each party hereby submits to the personal jurisdiction of the courts of the State of Arizona, Maricopa County, for the purposes of any dispute between the parties.

23.14	Each party represents that the execution and delivery of this Agreement by such party, and the consummation by it of all transactions contemplated hereby, have been duly authorized by all requisite action on its part, and this Agreement constitutes the valid and legally binding obligation of such party, enforceable against it in accordance with its terms; and that the execution, delivery and performance of this Agreement by such party will not violate the provisions of any law, rule, regulation or policy applicable to such party or conflict with or result in the breach or termination or constitute a default under any agreement, instrument, right or obligation to which such party is a party.

23.15	If, and to the extent that A.R.S. § 38-511 is applicable to this Agreement, the parties acknowledge and agree that none of the Founders, nor any of their Affiliates, employees, contractors or agents has been significantly involved in initiating, negotiating, securing, drafting or creating this Agreement on behalf of AzTE or any of its Affiliates, including but not limited to ASU.
IN WITNESS WHEREOF, AzTE and Licensee have caused this Agreement to be signed as of the Effective Date.

Arizona Science & Technology Enterprises, LLC dba		OrthoLogic Corp., a Delaware corporation
Arizona Technology Enterprises, LLC, an Arizona
limited liability company

By:	/s/ Peter Slate	By:	/s/ Les M. Taeger

Name:	Peter Slate	Name:	Les M. Taeger
Title:	CEO	Title:	CFO

SCHEDULE 1 — INTELLECTUAL PROPERTY (Section 1.5)
SCHEDULE 2 – DISPUTE RESOLUTION PROCEDURE (Section 23.10)

SCHEDULE 1
INTELLECTUAL PROPERTY
Tech ID: M1-061 Title: Reagents and Methods for Smooth Muscle Therapies

Serial No	Legal Ref No	File Date	App Type	Country
60/314,535	03-223	08/23/2001	Provisional	United States
10/226,956	03-223-US	08/23/2002	Non-Provisional	United States
PCT/US02/26918	03-223-PCT	08/23/2002	PCT	PCT
2,458,574	03-223-CA	08/23/2002	Nationalized PCT	CANADA
2002324777	03-223-AU	08/23/2002	Nationalized PCT	AUSTRALIA
02759442.3	03-223-EP	08/23/2002	Nationalized PCT	EPO
2003-523609	03-223-JP	02/20/2004	Nationalized PCT	JAPAN
11/078,256	03-223-USD1	03/11/2005	Divisional	United States
Tech ID: M3-052 Title: Methods for Promoting Wound Healing and Reducing Scar Formation

Serial No	Legal Ref No	File Date	App Type	Country
60/448,954	03-228	02/21/2003	Provisional	United States
PCT/US04/004999	03-228-PCT	02/20/2004	PCT	PCT
	03-228-AU	02/20/2004	Nationalized PCT	AUSTRALIA
04713307.9	03-228-EP	02/20/2004	Nationalized PCT	EPO
10/545,518	03-228-US	08/15/2005	Nationalized PCT	United States
Tech ID: M4-025 Title: Novel Heat Shock Protein 20-Related Polypeptides and Uses Thereof
Title: Transduction of HSP20 Phosphopeptides Alters Actin Cytoskeleton via Interaction
Tech ID: M4-042 with 14-3-3 Proteins and Cofilin

Serial No	Legal Ref No	File Date	App Type	Country
60/512,211	03-956	10/17/2003	Provisional	United States
60/530,306	03-228-P3	12/16/2003	Provisional	United States
PCT/US04/34989	03-956-PCT	10/15/2004	PCT	PCT
Tech ID: M4-058 Title: Vasoactive Compounds and Use Thereof

Serial No	Legal Ref No	File Date	App Type	Country
60/547,158	PRLX-P60-003	02/23/2004	Provisional	United States
Tech ID: M5-038 Title: Peptidomimetics for Inhibition of Vasospasm

Serial No	Legal Ref No	File Date	App Type	Country
	05-664		Provisional	United States
Tech ID: M5-101 Title: HSP20 Mediates Airway Smooth Muscle Relaxation

Serial No	Legal Ref No	File Date	App Type	Country

Tech ID: M6-089 Title: HSP20 Phosphopeptide Reverses Subarachnoid Hemorrhage-Induce Vasospasm

Serial No	Legal Ref No	File Date	App Type	Country

SCHEDULE 2
DISPUTE RESOLUTION PROCEDURE
     Section 1. The parties hereto deem it to be in their respective best interests to settle any dispute as expeditiously and economically as possible. Therefore, the parties expressly agree to submit any dispute between them arising out of or relating to this Agreement (“Dispute”) to mediation and, if necessary, arbitration, as set forth below. The parties hereto thus expressly waive any rights they may have to trial by jury with respect to such dispute. The dispute resolution proceedings shall be conducted in Phoenix, Arizona, in the English language. The parties agree to use the following procedure in good faith to resolve any Dispute:
          a. A meeting shall be held among the parties within ten (10) days after any party gives written notice of the Dispute to each other party (the “Dispute Notice”) attended by a representative of each party having decision-making authority regarding the Dispute (subject to board of directors or equivalent approval, if required), to attempt in good faith to negotiate a resolution of the Dispute.
          b. If, within thirty (30) days after the Dispute Notice, the parties have not succeeded in negotiating a written resolution of the Dispute, upon written request by any party to each other party all parties will promptly negotiate in good faith to jointly appoint a mutually acceptable neutral person not affiliated with any of the parties (the “Neutral”). If all parties so agree in writing, a panel of two or more individuals (such panel also being referred to as the “Neutral”) may be selected by the parties. The parties shall seek assistance in such regard from the American Arbitration Association (the “AAA”) or the Center for Public Resources if they have been unable to agree upon such appointment within forty (40) days after the Dispute Notice. The fees and costs of the Neutral and of any such assistance shall be shared equally among the parties.
          c. In consultation with the Neutral, the parties will negotiate in good faith to select or devise a nonbinding alternative dispute resolution procedure (“Mediation”) by which they will attempt to resolve the Dispute, and a time and place for the Mediation to be held, with the Neutral (at the written request of any party to each other party) making the decision as to the procedure if the parties have been unable to agree on any of such matters in writing within ten (10) days after selection of the Neutral.
          d. The parties agree to participate in good faith in the Mediation to its conclusion; provided, however, that no party shall be obligated to continue to participate in the Mediation if the parties have not resolved the Dispute in writing within one hundred twenty (120) days after the Dispute Notice and any party shall have terminated the Mediation by delivery of written notice of termination to each other party following expiration of said 120-day period. Following any such termination notice after selection of the Neutral, and if any party so requests in writing to the Neutral (with a copy to each other party), then the Neutral shall make a recommended resolution of the Dispute in writing to each party, which recommendation shall not be binding upon the parties; provided, however, that the parties shall give good faith consideration to the settlement of the Dispute on the basis of such recommendation, and if the parties are unable to resolve the Dispute on the basis of such recommendation, then at the election of either party the Dispute shall be submitted to binding arbitration as provided below. In the event of binding arbitration, the party seeking further resolution shall pay the reasonable attorneys‘‘ fees, costs and other expenses (including expert witness fees) of the other party incurred in connection with the pursuit of (and defense against) such arbitration, if the result thereof is less favorable to the party pursuing the arbitration than the recommendation of the Neutral.
          e. Notwithstanding anything herein to the contrary, nothing in this Section shall preclude any party from seeking interim or provisional relief, in the form of a temporary restraining order, preliminary injunction or other interim equitable relief concerning the Dispute, either prior to or during the Mediation if necessary to protect the interests of such party, or to obtain specific performance of obligations under this Agreement. Further, this Section shall be specifically enforceable. Bringing or defending an action for such relief shall not constitute waiver of the right or avoid the obligation to mediate or arbitrate contained in this Agreement.
          f. Subject to the foregoing, a party may seek arbitration of an unresolved Dispute in Phoenix, Arizona, in accordance with the Rules of the AAA governing commercial transactions. The arbitration tribunal shall consist of three (3) arbitrators. The party initiating arbitration shall nominate one arbitrator (who shall be knowledgeable in the industry but not be affiliated with such party) in the request for arbitration and the other party shall nominate a second arbitrator (who shall be knowledgeable in the industry but not be affiliated with such party) in the answer thereto. The two arbitrators so named will then jointly appoint the third arbitrator (who shall be knowledgeable in the industry but shall not be affiliated with either party) as chairman of the arbitration tribunal. If either party fails to nominate its arbitrator, or if the arbitrators named by the parties fail to agree on the person to be named as chairman within sixty (60) days, the office of the AAA in Phoenix, Arizona shall make the necessary appointments of an arbitrator or the chairman of the arbitration tribunal. The award of the arbitration tribunal shall be final and judgment upon such an award may be entered in any competent court or application may be made to any competent court for judicial acceptance of such an award and an order of enforcement.
     Section 2. At the reasonable request of either party, the mediator or arbitration tribunal shall adopt rules and procedures designed to expedite the dispute resolution process.